PRIMERO REPORTS RECORD GOLD AND SILVER RESERVES AND RESOURCES;

NEW HIGH-GRADE SINALOA GRABEN DISCOVERIES AND MINERALIZATION AT DEPTH

Toronto, Ontario, January 27, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today announced record mineral reserves and resources for 2010. As of December 31, 2010 proven and probable gold and silver reserves each rose 3%, net of production, to 886 thousand ounces of gold and 62.9 million ounces of silver. Inferred gold resources increased 23% over 20091 to 2.0 million ounces and inferred silver resources increased 16% to 179 million ounces. The Company also provided a summary of the results of its 2010 exploration program at San Dimas.

“Organic growth is our immediate focus and growing our gold and silver reserves was a primary corporate objective of 2010, so we are pleased to have more than replaced our production,” said Joseph F. Conway, President and Chief Executive Officer. “San Dimas has an impressive track record of reserve growth and we achieved record gold and silver levels in 2010. Exploration spending is doubling in 2011 in order to capitalize on the potential of the high-grade Sinaloa Graben.”

HIGHLIGHTS

  Record reserves of 886 thousand ounces of gold and 62.9 million ounces of silver;

  Record resources of 2.0 million ounces of gold and 179 million ounces of silver;

  Ten-fold increase in exploration drifting and 25% increase in exploration drilling planned for 2011;

  High-grade mineralization confirmed at depth in Central Block;

  New high-grade discoveries in Sinaloa Graben.

RECORD GOLD AND SILVER RESERVES

At year-end 2010, the Company’s proven and probable gold reserves reached record levels, increasing to 886 thousand ounces. The largest increase came from the new exploration area (Sinaloa Graben) with a promising 162% increase over 2009 gold reserves.

At year-end 2010, the Company’s proven and probable silver reserves also reached record levels, increasing to 62.9 million ounces. The nature of the San Dimas deposit is that gold and silver usually occur in similar ratios throughout the ore body and therefore the largest increase in silver reserves also came from the Sinaloa Graben with a 210% increase over 2009 silver reserves.

The Sinaloa Graben represents the future of San Dimas’ reserves and resources and it is anticipated that in five years its production will represent around 50% of the ore from the mine. The majority of the additional reserves in 2010 were the result of exploration in the Sinaloa Graben.

In 2011, Primero aims to grow reserves at a higher rate than in 2010. The Company is focused on organic growth and has significantly increased planned investment in exploration and development. The Company’s goal is to increase gold reserves to at least one million ounces in 2011, with a larger contribution from Sinaloa Graben than in 2010. Primero plans to invest $12 million in exploration during 2011, which is double 2010 and well above the previous few years. A total of 3,800 metres of exploration drifting and 53,000 metres of exploration drilling are planned in 2011, which represents a ten-fold increase in drifting and 25% increase in drilling.

RECORD GOLD AND SILVER RESOURCES

San Dimas has a long history of resource to reserve conversion, with a 90% conversion rate over a 30 year period. During 2010 exploration drilling resulted in 52 thousand ounces of gold being converted from the inferred resource category into the proven and probable reserve categories.

In addition to gold resource to reserve conversion, inferred gold resources increased by 374 thousand ounces, or 23% over 2009, to total 2.0 million ounces at December 31, 2010.

Inferred silver resources were also converted to reserves with 3.0 million ounces of silver being converted into the proven and probable reserve categories in 2010. In addition, silver resources increased by 24 million ounces, or 16% over 2009, to total 179million ounces at December 31, 2010.

The assumptions used in calculating the Company’s 2010 reserves were $950 per ounce gold and $15 per ounce silver, a Mexican Peso to US dollar exchange rate of 13.

2010 EXPLORATION PROGRAM A SUCCESS

During 2010 the Company spent approximately $6.0 million on exploration. This included 10,860 metres of exploration drilling in 27 holes during the third trimester to total 42,000 metres of exploration drilling in 118 holes for 2010. There was also 315 metres of exploration drifting completed at San Dimas in 2010.

The 2010 exploration program was successful at extending the known mineralization within the Central Block and outlining new reserves and resources in the new high-grade Sinaloa Graben two kilometres to the west.

MINERALIZATION PROVEN AT DEPTH IN THE CENTRAL BLOCK

In the Central Block, 50 holes were completed for a total of 13,900 metres of drilling in 2010. The focus of the exploration program in the Central Block was to upgrade established inferred mineral resources to the proven and probable reserve categories and to begin to expand the knowledge at depth of the mineralized system. Drilling results from the Central Block indicate that the vertical extension of the known mineralization extends at least 150 metres below the deepest current exploitation level.

During the third trimester the Marina vein in hole MAR 12-04 returned 10.6 grams per tonne of gold and 579 grams per tonne of silver over 2.80 metres. Some Central Block drill holes are highlighted on the cross section shown in Figure 1 at the end of this release. The thickness of each intercept mentioned in this news release is the true width of the vein.

NEW HIGH-GRADE DISCOVERIES IN SINALOA GRABEN

In the Sinaloa Graben, 29 holes were completed for a total of 11,200 metres of drilling in 2010. The focus of the exploration program in the Sinaloa Graben was to upgrade a portion of the potential inferred resource of one million ounces into the inferred category, to define the veins within the area and to confirm the existence of mineralization as a continuation from the ore shoots in the Central Block.

The exploration results in the Sinaloa Graben continue to confirm higher grade mineralization than existing reserves and resources. A recent discovery while drifting in Sinaloa Graben yielded 22.8 grams per tonne of gold and 2,054 grams per tonne of silver over 3.20 metres and 14 grams per tonne of gold and 1,449 grams per tonne of silver over 4.42 metres. The newly discovered Aranza vein, along the same drift also showed high-grade with 10.3 grams per tonne of gold and 1,115 grams per tonne of silver over 2.75 metres.

Results have also proven high-grade mineralization extends beyond the Sinaloa Graben to the west (West Block). The Santa Teresa vein, 150 metres to the west of Sinaloa Graben, showed 16.0 grams per tonne of gold and 508 grams per tonne of silver over 2.90 metres true width, again much higher grade and width than the current average. This area has never been explored in detail and has now been included into the 2011 exploration plan.

The Sinaloa Graben mineralization remains open to the west and at depth. Some drill holes in the Sinaloa Graben are highlighted on the cross section shown in Figure 2 at the end of this release.

ARANA HANGING WALL POTENTIAL INCREASING

In the Arana Hanging Wall area, 23 holes were completed in 2010 for a total of 11,900 metres of drilling. The objective of the 2010 exploration program in the Arana Hanging Wall area was to identify the large ore shoots suggested by previous results.

Drilling results successfully confirmed the presence of mineralization above average reserve grade but at narrow widths. Holes A-25-217(1) and HW-4G-01B returned 7.9 grams per tonne of gold and 778 grams per tonne of silver in a width of 0.80 metres and 8.7 grams per tonne of gold and 302 grams per tonne of silver in a width of 0.60 metres, respectively.

The 2011 Arana Hanging Wall exploration program will focus on the discovery of vein mineralization of similar grades and greater thicknesses. These drill holes are highlighted on the cross section shown in Figure 3 at the end of this release.

(1) 2009 Reserves and Resources were calculated using $825 per ounce for gold and $13 per ounce for silver and a Mexican Peso to US dollar exchange rate of 12.50.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 814 3160	Tel: (416) 814 3168
jconway@primeromining.com	tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The technical disclosure and mineral resource and reserve estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The technical information has been included herein with the consent and prior review of Mr. Velasquez Spring, P.Eng., Senior Geologist, Watts, Griffis McQuat, who is an independent qualified person. The Qualified Person has verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein. Drill samples are prepared by SGS de Mexico, S.A. de C.V. in Durango, México.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become the next intermediate gold producer, future exploration plans and expectations of exploration results. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, and the assumptions set out elsewhere in this news release.

Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company’s Short Form Prospectus dated July 9, 2010 available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero’s management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

Table 1: San Dimas Proven and Probable Mineral Reserves at December 31, 2010.

Proven and Probable Mineral Reserves - San Dimas
	Metric			Total Contained
	Tonnes	g Ag/t	g Au/t	(oz Ag)	(oz Au)
Proven and Probable Reserves
Tayoltita	517,955	293	3.07	4,871,424	51,197
El Cristo	10,120	206	3.67	67,129	1,194
Tayoltita (Alto Arana)	20,140	286	2.27	185,051	1,467
Santa Rita	496,262	297	2.09	4,740,356	33,352
Block Central	2,617,961	369	6.01	31,019,910	505,834
San Vicente	39,932	218	4.60	279,935	5,902
Sinaloa Graben	50,784	484	5.43	789,492	8,865
Total Proven and Probable Reserves	3,753,153	348	5.04	41,953,296	607,812

Probable Reserves by Diamond Drilling
Tayoltita	767,125	285	2.83	7,020,137	69,854
El Cristo	103,737	268	3.98	894,383	13,282
Tayoltita (Alto Arana)	32,934	207	3.95	218,691	4,179
Santa Rita	359,126	325	2.84	3,752,276	32,817
Block Central	703,461	295	5.35	6,665,473	120,954
San Vicente	3,304	208	2.50	22,093	266
Sinaloa Graben	158,213	459	7.26	2,335,956	36,928
Total Probable Reserves by Diamond Drilling	2,127,899	306	4.07	20,909,010	278,278

GRAND TOTAL Proven and Probable Reserves	5,881,052	332	4.69	62,862,306	886,090

Notes to Reserve Statement
1.	Reserves were estimated by Primero and audited by WGM as of December 31, 2010.
2.	Cutoff grade based on total operating cost for Tayoltita, Santa Rita and Block Central (US$99.84/t).
3.	All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
4.	The tonnage factor is 2.7 tonnes per cubic metre.
5.	Cutoff values are calculated at a silver price of US$15.00 per troy ounce and US$950 per troy ounce for gold.
6.	Rounding of figures may alter the sum of individual column.
7.	Exchange rate, pesos/US$ is 13.00 pesos/U$1.00.

Table 2: San Dimas Inferred Mineral Resources at December 31, 2010.

Inferred Mineral Resources - San Dimas
	Metric			Total Contained
	Tonnes	g Ag/t	g Au/t	(oz Ag)	(oz Au)

San Dimas	16,852,000	330	3.67	178,795,000	1,988,000

Notes to Resource Statement
1.	Resources were estimated by Primero and audited by WGM as of December 31, 2010.
2.	Cutoff values are calculated at a silver price of US$17.00 per troy ounce and US$1,100 per troy ounce for gold.
3.	Rounding of figures may alter the sum of individual column.
4.	Exchange rate, pesos/US$ is 13.00 pesos/U$1.00.

Table 3: San Dimas Third Trimester 2010 Drilling Results

(includes intervals at greater than 1.9 g/t gold & 89 g/t silver over a 1.20 metre minimum width)

Area	Drill hole	Grade (g/t)		True Width
		Gold	Silver	(m)
Arana Hanging Wall	A-25-220	0.5	232	0.30
Arana Hanging Wall	A-25-217 (1)	7.9	778	0.80
Arana Hanging Wall	AW-4G-01B	8.7	302	0.60
Arana Hanging Wall	AW-4G-01B(2)	1.9	168	0.90
Sinaloa Graben	PIL 7-01	16.0	508	2.90
Central Block	MAR-12-04	10.6	579	2.83

Table 4: San Dimas Third Trimester 2010 Drifting Results

(includes intervals at greater than 1.9 g/t gold & 89 g/t silver over a 1.20 metre minimum width)

		Grade (g/t)		True Width
Area	Development	Gold	Silver	(m)
Central Block	Level 10-868 W	3.9	217	2.20
Central Block	Level 21-791E-W	9.94	565	2.50
Central Block	Level 21-843 E	8.02	515	3.05
Central Block	Level 21-107 E-W	12.7	519	2.74
Central Block	Level 21-873 E	3.4	122	3.10
Central Block	Level 9-833 E	5.3	347	1.24
Sinaloa Graben	Level 7-129 W	5.66	514	2.06
Sinaloa Graben	Level 8-129E	22.8	2,054	3.20
Sinaloa Graben	Level 8-129W	14.0	1,449	4.20

Figure 1: San Dimas Central Block and Sinaloa Graben Drill Hole Locations

Figure 2: San Dimas West Block and Sinaloa Graben Drill Hole Locations

Figure 3: San Dimas Arana Hanging Wall Drill Hole Locations